EXHIBIT 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Earnings (loss)
Pre-tax loss before adjustments for income equity from investees and cumulative effect on prior years of changes in accounting principle	$(87,127)	$(172,925)	$(166,618)	$(169,778)	$(112,668)
Total fixed charges	$381	$4,134	$8,297	$25,937	$29,627
Distributed income of equity investees	$193	$—	$—	$—	$—

Total losses before fixed charges	$(86,553)	$(168,791)	$(158,321)	$(143,841)	$(83,041)

Fixed Charges
Interest expenses	$—	$3,718	$7,527	$25,119	$28,970
Assumed interest attributable to rentals	$381	$416	$770	$818	$664

Total fixed charges	$381	$4,134	$8,297	$25,937	$29,634

Deficiency of earnings available to cover fixed charges	$86,934	$172,925	$166,618	$169,778	$112,675

Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a